

February 28, 2014

<u>Via E-mail</u>
Mr. Guy Dubois
Member Executive Committee and Acting Principal Executive Officer
SecureAlert, Inc.
150 West Civic Center Drive
Suite 400
Sandy, Utah 84070

      Re: **SecureAlert, Inc.**
                Form 10-K for the Year Ended September 30, 2013
                Filed January 14, 2014
                File No. 000-23153

Dear Mr. Dubois:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director